Exhibit 99.1

News release

September 12, 2023

Algoma Steel Issues Inaugural Annual ESG Report

SAULT STE. MARIE, ONTARIO – September 12, 2023 - Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or the “Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today issued its first annual environmental, social and governance (“ESG”) report (the “Report”). In this Report, Algoma provides an overview of its ESG strategy, approach to mitigating ESG risks and capturing ESG opportunities, and provides an update on the Company’s ESG performance. The full Report can be found on the Company’s website at www.algoma.com.

Michael Garcia, the Company’s Chief Executive Officer, commented, “The scale and magnitude of the transformation underway at Algoma necessitate that ESG factors play a foundational and critical role in our business strategy, processes and practices. Becoming a North American leader in green steel, means becoming a leader in ESG – and the work underway at Algoma today is designed to help us achieve both goals. In the process, we are determined to benefit our stakeholders, help lead a new era of lower carbon steel for the Canadian steel industry and to make a significant impact on the Canadian government’s commitment under the Paris Agreement.”

“Informed by our stakeholders and aligned with global reporting best practices, our inaugural ESG report further expands our disclosure on the progress we have made – and the work we still need to do – in our transformation to green steel. We look forward to building on the benchmarks established in our first report and creating shared and sustainable value for all our stakeholders including investors, employees, and indigenous communities, while ensuring robust and effective governance and oversight.”

Construction of Algoma’s electric arc furnace (“EAF”) steelmaking project began in 2021, and Algoma expects to begin commissioning by the end of 2024. The EAF project is expected to improve Algoma’s product mix, reduce fixed costs, provide significant carbon tax savings, increase production capacity to 3.7 million tons/year of liquid steel capacity, reduce carbon emissions by up to 70% and significantly shrink Algoma’s environmental footprint with improvements to air, water, waste and noise. Additionally, while building the facility, the project will create approximately 500 new construction jobs.

Algoma’s ESG Report was prepared in accordance with leading ESG disclosure standards, including the Sustainability Accounting Standards Board (SASB) standards and the recommendations of the Task Force on Climate-related Financial Disclosure (TCFD).

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation (collectively, “forward-looking statements”), that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of the Company’s business, financial condition, results of operations, liquidity, plans and strategic objectives, the expected timing of the EAF transformation and the resulting increase in raw steel production capacity and reduction in carbon emissions, projected cost savings associated with the transformation to EAF steelmaking, short-term and long-term ESG goals, strategic priorities and the Company’s goals, targets, commitments and plans and the Company’s expectations regarding those goals, Algoma’s engagement and relationship with Indigenous groups, local communities and other stakeholders, statements regarding the Company’s greenhouse gas emissions reduction goals, risk management, including climate- related risks and opportunities, and statements relating to environmental, greenhouse gas, carbon, accounting and other laws or regulations. In some cases, readers can identify forward-looking statements by the words “believe,” “project,” “expect,” “anticipate,” “target,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “design,” “aim,” “determine,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” or the negative of these terms or other similar expressions.

Forward-looking statements are based on management’s beliefs, assumptions and expectations of future performance, taking into account the information currently available to management. There are important factors that could cause the Company’s actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors described under “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors” in the Company’s Annual Information Form, filed by Algoma with applicable Canadian securities regulatory authorities (available under the company’s SEDAR+ profile at www.sedarplus.ca) and with the United States Securities and Exchange Commission (the “SEC”), as part of Algoma’s Annual Report on Form 40-F (available at www.sec.gov), as well as in Algoma’s current reports with the Canadian securities regulatory authorities and the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. Driven by a purpose to build better lives and a greener future, Algoma is positioned to deliver responsive, customer-driven product solutions to applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in North America and is the only producer of discrete plate products in Canada. Its state-of-the-art Direct Strip Production Complex (“DSPC”) is one of the lowest-cost producers of hot rolled sheet steel (HRC) in North America.

Algoma is on a transformation journey, modernizing its plate mill and adopting electric arc technology that builds on the strong principles of recycling and environmental stewardship to significantly lower carbon emissions. Today Algoma is investing in its people and processes, working safely, as a team to become one of North America’s leading producers of green steel. As a founding industry in their community, Algoma is drawing on the best of its rich steelmaking tradition to deliver greater value, offering North America the comfort of a secure steel supply and a sustainable future as your partner in steel.

For more information

Michael Moraca

Treasurer & Investor Relations Officer

Algoma Steel Group Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com